BMO Funds, Inc.

111 E. Kilbourn Ave., Suite 200

Milwaukee, WI 53202

October 16, 2018

BY EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	BMO Global Long/Short Equity Fund (the “Fund”), a series of BMO Funds, Inc. (the “Registrant”); File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

This letter responds to oral comments received from you on Wednesday, October 10, 2018 regarding Post-Effective Amendment Number 130 to the Registrant’s Form N-1A Registration Statement filed on August 24, 2018 (the “Post-Effective Amendment”) on behalf of the Fund. The Registrant filed the Post-Effective Amendment for the purpose of making changes to the manner in which the Fund implements its principal investment strategy.

Your comments and our responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Post-Effective Amendment.

Prospectus Comments

1.

Comment: Please advise whether the expense limitation agreement provides for the recoupment by the Adviser of waived fees or reimbursed expenses. If so, please add appropriate disclosure to the “Fees and Expenses of the Fund” subsection.

Response: The Registrant supplementally advises that the expense limitation agreement does not provide for the recoupment by the Adviser of waived fees or reimbursed expenses. Accordingly, the Registrant has not added disclosure to this subsection.

2.

Comment: Footnote 2 to the “Fees and Expenses of the Fund” table states that “Other Expenses have been restated to reflect current fees” and accordingly do not correlate to the financial highlights provided as of August 31, 2017. Please confirm that the 485(b) filing will reflect financial highlights that have been updated as of August 31, 2018.

Response: The Registrant notes that, because updated financial statements for the Fund will not be available until the end of October, the 485(b) filing will not include financial highlights that have been updated as of August 31, 2018. However, the annual update filing for the Fund and other BMO Funds, to be filed at the end of December, will reflect the updated financial highlights. Accordingly, the discrepancy between the “Fees and Expenses of the Fund” table and the financial highlights will be eliminated at the end of December.

3.

Comment: The “Principal Investment Strategies” section states that the Fund “normally invests at least 40% of its net assets in equity securities, equity-related securities, or derivative instruments that provide exposure to equity securities of companies located outside the United States….” Please supplementally explain how derivatives will be valued for purposes of this 40% test.

Response: For purposes of the 40% test, derivatives will be marked-to-market on a daily basis.

4.

Comment: The “Principal Investment Strategies” section states that the Fund may invest in “convertible securities (fixed income securities convertible into shares of common or preferred stock), which the Fund treats as both fixed income and equity securities for purposes of its investment policies and limitations.” Please add disclosure regarding the credit quality and maturities of the fixed income securities in which the Fund may invest and provide guidance regarding the circumstances under which the Fund will treat convertible securities as fixed income versus equity securities.

Response: The Registrant has determined that investing in convertible securities is no longer a part of the Fund’s principal investment strategy. The Registrant has revised the disclosure accordingly.

* * * *

If you have any questions regarding these responses, please contact the undersigned at 414-287-8754.

Very truly yours,

/s/ Michael J. Murphy
Michael J. Murphy

cc: Working Group

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